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SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 144
NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

1(a) NAME OF ISSUER		(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.
Northrim BanCorp, Inc.		92-0175752	000-33501
1(d) ADDRESS OF ISSUER	STREET				(e) TELEPHONE NO.
	3111 C Street	CITY	STATE	ZIP CODE	AREA CODE AND NUMBER
		Anchorage	AK	99503	907	562-0062

2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) IRS IDENT. NO.	(c) RELATIONSHIP TO ISSUER	(d) ADDRESS	CITY	STATE	ZIP CODE
Christopher N. Knudson		Executive Vice President, COO & Director	c/o Northrim Bank	Anchorage	AK	99503
			3111 C Street

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

SEC USE
3(a)	(b)	ONLY	(c)	(d)	(e)	(f)	(g)
Title of the	Name and Address of Each Broker		Number of		Number of Shares	Approximate	Name of Each
Class of	Through Whom the Securities are		Shares or Other	Aggregate	or Other Units	Date of Sale	Securities
Securities	to be Offered or Each Market Maker	Broker-Dealer	Units To Be Sold	Market Value	Outstanding	(See instr. 3(f))	Exchange
To Be Sold	who is Acquiring the Securities	File Number	(See instr. 3(c))	(See instr. 3(d))	(See instr. 3(e))	(M0. DAY YR.)	(See instr. 3(g))
Common Stock	Wedbush Morgan Securities		2,436	$66,575.88	6,106,990	09/07/2006	NASDAQ
	101 West Benson Blvd., Ste 550			(Close on 09/01/06)
Anchorage, AK 99503

1.

(a)	Name of issuer.

(b)	Issuer’s IRS Identification Number.

(c)	Issuer’s SEC file number, if any.

(d)	Issuer’s address, including zip code.

(e)	Issuer’s telephone number, including area code.

2.

(a)	Name of person for whose account the securities are to be sold.

(b)	Such person’s or I.R.S. Identification number, if such a person is an entity.

(c)	Such person’s relationship to the issuer (e.g., officer, director, 10 percent stockholder, or member of immediate family of any of the foregoing).

(d)	Such person’s address, including zip code.

3.

(a)	Title of the class of securities to be sold.

(b)	Name and address of each broker through whom the securities are intended to be sold.

(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount).

(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice.

(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer.

(f)	Approximate date on which the securities are to be sold.

(g)	Name of each securities exchange, if any, on which the securities are intended to be sold.

TABLE I — SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

			Name of Person from	Amount of
Title of	Date you	Nature of Acquisition	Whom Acquired	Securities
the Class	Acquired	Transaction	(If gift, also give date donor acquired)	Acquired	Date of Payment	Nature of Payment
Common Stock	09/01/06	Broker’s Cashless Exercise of Stock Option	Northrim BanCorp, Inc.	6,918	09/01/2006	Cashiess Exercise

INSTRUCTIONS:	1. If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.
TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Amount of
Name and Address of Seller	Title of Securities Sold	Date of Sale	Securities Sold	Gross Proceeds
NONE

Remarks:

INSTRUCTIONS:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.
ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.
09/05/2006

Date of Notice
/s/ Christopher N. Knudson

(Signature)
The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)